Mail Stop 3561

May 31, 2007

Mr. Michael Pragnell, Chief Executive Officer
Syngenta AG
Schwarzwaldallee 215
Basel, Switzerland

>   **Re:** **Syngenta AG**
>   **Form 20-F for the year ended December 31, 2006**
>   **Filed March 7, 2007**
>   **File No. 001-15152**

Dear Mr. Pragnell:

We have reviewed your response letter dated May 11, 2007 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Mr. Michael Pragnell
Syngenta AG
May 31, 2007
Page 2

Annual Report on Form 20-F for the year ended December 31, 2006

Item 5. Operating and Financial Review and Prospects, page 32
Results of Operations, page 35
- Crop Protection Operating Income, page 29
- Seeds Operating Income, page 40
- Reconciliation of Net Income excluding Restructuring and Impairment (non-GAAP measure) to net income (GAAP measure), page 61

1.   We note your response to prior comment number one; however, we do not consider your proposed presentation and disclosures to be provided in future filings adequate. For each of the non-GAAP financial measures used by management (i.e. operating income before restructuring, impairment and disc ops; income before taxes before restructuring, impairment and disc ops; income tax expense before restructuring, impairment and disc ops; and net income before restructuring, impairment and disc ops), you are required to disclose why management believes each of such non-GAAP financial measures is useful for an investor to evaluate your business. In this regard, tell us and revise future filings to include the reasons why management believes the presentation of each of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. Your revised disclosure should address the bullet points provided in Question 8 of the Division of Corporation Finance's FAQs Regarding Use of Non-GAAP Financial Measures.

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You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-33305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief